BATCHELDER & PARTNERS, INC.
                   4330 La Jolla Village Drive, Suite 200
                        San Diego, California  92122


Joel L. Reed                                      Telephone: (619) 456-6655
Partner                                           Telecopier: (619) 456-7969


                              October 30, 1995



Mr. John P. Reilly
Chairman, President and CEO
Figgie International, Inc.
4420 Sherwin Road
Willoughby, OH  44094-7938

Dear Jack:

                Keith Mabee has advised me that a final decision concerning a meeting with your Board on December 5, 1995 must await your review of a written outline of issues to be discussed. We are confused by the sudden reluctance to commit to a meeting even at that late date, given the history of our discussions in which you stated that you did not intend to become a "gatekeeper" for the Board of Directors. This response is particularly puzzling since when we requested that you consider an earlier meeting, you indicated that you thought December 5th would be soon enough and that you were not inclined to call a meeting before then.

                We have expressed our request for a meeting in a separate letter to the Figgie Board of Directors and will comply with your request to review a written outline of issues that we currently intend to discuss at that meeting. A compilation of these issues is in process.

                Separately, Mr. Mabee informed me that you did not intend to comply with Mr. Figgie's request included in his October 11, 1995 letter, which asked that you provide supplementary information to the stockholder record list you recently provided. On several occasions, members of your staff and Mr. Mabee have indicated that such information exists and is used to keep track of the beneficial owners of Figgie shares. The fact that over 85% of your voting shares (excluding the Figgie family and certain other shares that we understand did not vote) voted on routine matters at your recent annual meeting, suggests that someone had information that enabled effective contact with the shareholders.

Mr. John P. Reilly                  - 2 -                   October 30, 1995


                We hope you share our view that effective communication among shareholders in accordance with SEC guidelines is desirable and consistent with effective corporate governance. We see no useful purpose in denying any shareholder access to information that will facilitate these communications.

                We respectfully request that you reconsider your position and provide any relevant records, files, notes or other information in your possession or the possession of your agents concerning means of contacting beneficial holders of each of the classes of the Figgie common stock.


                                                  Yours truly,

                                                  /s/ Joel L. Reed
                                                  ________________
                                                  Joel L. Reed.